Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

July 24, 2024

Transcript

Jonathan Kirkwood:

Thanks, everyone, for making it through this full day for the Ten31 Tribe event. We’ve been doing these events now for I think three years, close to three years doing in-person and virtual events. You’ve heard this multiple times, but I think it’s still worth mentioning. We were Bitcoiners first. We had this belief that Bitcoin was going to be a fundamental change to humanity, and it was going to help create a path forward that we believe is a missing pricing mechanism in the market. And because of that, we also thought that Bitcoin had a lot to teach us, and Bitcoin is an open system. And I think every panel has talked about that bitcoin is this open software, but it’s an open market that you can come in and you can interact if you want to interact, it’s free to interact.

And that’s what we try to create the Ten31 Tribe as a place where our investors who support us so that we can support great companies and can interact with the companies, can interact with others, because we saw the same reflection that we had for the passion in Bitcoin with the passion that our investors have in Bitcoin. So we’ve been doing this now for three years, and I think a lot of great things have come from it. It was about a year ago that our two guests here met, and it was the seedling of that interaction that brought us to where we are today. And this is the beginning. That’s another thing that we hear, “You’re very early.” We’re early to Bitcoin, I think. I’m sure everyone here owns Bitcoin. How many people here use Fold or have the Fold debit... Okay. All right. Well, how many people here own the stock EMLD? Okay, so if you thought you’re early to Bitcoin, you can be even earlier to the stock. But I’ll let Will take it and start, maybe give a little bit of a history.

Will Reeves:

Thanks, Jonathan. Yeah, we’ve been lucky enough. I look back at the Bitcoin Conference 2019 when we initially launched Fold the first iteration, and things were very different. There were not politicians there. There were not celebrities there. It was a quiet, dingy place in San Francisco with people who were united by the two beliefs, that Bitcoin was a tool to change the world and that Bitcoin was, something was happening with it as the network. I don’t need to remind everyone here that we know now Bitcoin is outpacing the growth of the internet itself. Something massive is happening, and it’s been amazing to watch that Insight fan out to those around the space. And I think what’s driving a lot of that is this idea that life is getting harder for a lot of people. And staying ahead, building savings is not something that the traditional tools are now fulfilling.

And at Fold, we have always wanted, we saw that insight and said, “We think Bitcoin can change this. Bitcoin can actually fix this,” and that’s what kicked off the journey of five years of testing that hypothesis. Today I think is an amazing moment because what we’re celebrating is not only building a successful company that’s Fold, that has incredible customers that are earning Bitcoin, building savings every day, but now we’re taking this directly to Wall Street. We’re taking this to the heart of fiat markets and we are going to bring this story there. And it all comes down to this network, this ecosystem that Jonathan talked about of the investors that were there early, the customers that were there early, the builders that are here, that have been here early, that have created something truly special and laid the groundwork for where we are today.

Jonathan Kirkwood:

If you haven’t read Grant’s piece on that Bitcoin is the new network effects, I know he talked about it earlier and we showed the graphic of all of our portfolio companies and the interactions that they have and the synergies or collaborations that bolster their businesses or allow another business to benefit is very powerful. And I don’t think that anything is more powerful than what we’re seeing right now between what Fold and Andrew has been able to bring together. Andrew, give a little bit of background on yourself because I think you were made for the moment that we’re sitting in today with the history of financial markets, the education, and then sitting on the opportunity to come into Bitcoin.

Andrew Hohns:

Well, I’m just deeply inspired by everything that’s being built here in the space and really grateful to be involved in this transaction with Will and with you, Jonathan, and be building Fold further and into its next chapter. I’ve been in structured finance, structured credit for a bit more than two decades actually with Daniel Cohen, who’s here today and Brace Young and many folks from the structured credit world and for the last few years have really been on a journey to try to bridge these two worlds of securitization, structured credit, large-scale capital markets and Bitcoin. Because I find it so incredibly compelling, the community that exists here in Bitcoin as well as of course the attributes of Bitcoin itself, how it drives towards so many positive incentives. And some of you may know me for my role at Battery Finance, which is an institutional asset manager developing credit strategies that infuse traditional assets with Bitcoin.

Of course, we’ll be developing some of those in connection with Fold over the years. But I have another role as well, which is that I’ve been really honored to serve as a director on FTAC Emerald, which is the SPAC that just announced the business combination with Fold. And if you haven’t yet had a chance to engage with Brace and Amanda and Daniel, not to dox them, but here we are, you should by the end of the day because they’re really so fascinated by what’s happening here in the Bitcoin space. And the perspective that each of you can share with them about how dynamic this community is, but how underserved it is in terms of traditional financing tools, I think is the heart of this Emerald-Fold combination and some of the things that we can deliver in the coming months and years.

Will Reeves:

I think that when we talk about building and as an entrepreneur, the two things you need is timing and a team. And I think it’s no doubt that right now, the moment that we’re seeing is an incredible moment to bring the first publicly-traded Bitcoin financial services company to the public markets and a company that is specifically there to show Bitcoin’s value as a savings asset to build over time long-term, low type preference to truly make an impact in people’s lives. And at the same time, a company that has focused on day one of building our own treasury of Bitcoin. We’ll be entering the market with over a thousand Bitcoin. And we intend to aggressively accumulate Bitcoin not only over the course of our daily operating business, but also following in the footsteps of some of those who have laid out the playbook for stacking stats at an even more aggressive rate.

I know we have some people from MicroStrategy here today who we look to as absolute inspiration. And as a Bitcoiner with this group here, it’s easy to think about that vision and really believe in it. But it’s getting back to the team part to find partners like we’ve found in The Cohen Group with Amanda, Betsy Cohen, Brace and others to believe in that, Grant mentioned you never heard high people looking over Central Park in these skyscrapers in boardrooms talking at the level of Bitcoin that we have. And it’s been incredible to see a partner who has got the vision from day one and moved aggressively with us to bring this to the world. And I think ultimately this is going to be a special thing for this company, for Fold’s customers, for our shareholders, but also to show Bitcoin to the rest of the world. I think there’s no better company to do that than Fold.

Andrew Hohns:

I’m excited about Semler Scientific and Metaplanet. There are going to be a lot of other companies, Tesla, that add Bitcoin to their balance sheet. You look forward 10 years from now, 15 years from now, I think it’s rather going to be the typical situation is that companies are going to have at least some Bitcoin on their balance sheet. Some of them will have adopted it very deeply. But Fold offers a really distinct way to approach Bitcoin from a publicly-traded point of view. And one of the things that’s so exciting to me about this is exactly that, which is that Fold is the... and it’s right in the headline of the press release, and those words were chosen carefully, it’s the first pure play Bitcoin financial services company to seek a public listing.

And so unlike MicroStrategy, which has done a terrific job of building Bitcoin on its balance sheet by leveraging the cashflow of an unrelated software business, and unlike Semler Scientific, which happened to have some cash laying around and therefore added some Bitcoin onto their balance sheet, or Metaplanet, who with Dylan’s assistance has really added a considerable amount relative to their size in a short period, Fold has done just that building a business. Bitcoin treasury of over 1000 already.

And at the same time, its business is also deriving energy from Bitcoin. And every transaction that it engages in, we are also putting Bitcoin onto the balance sheet, and that’s a really powerful flywheel. And the kinds of products that are in development in both the near term and the longer term are really ones that are focused on aligning interests between the customers, the clients of Fold, so that as they stack, as they build their Bitcoin, the company also builds its Bitcoin. And as Bitcoin does better, the company does better. It’s a profoundly different alignment of interests, and one that I think really speaks to the ethos of our community and the ability to provide superior savings tools. And of course, future tools, credit tools, insurance tools, but superior savings tools to a very dynamic group of savers.

Jonathan Kirkwood:

So, let’s dive in to this flywheel, but to give a little bit of a back history. Ten31, we invest across the entire ecosystem, from financial services to consumer applications, mining and mining related infrastructure. And I know that Grant talked about this earlier also, about companies that are generating Bitcoin on their balance sheet, but it’s very easy for us to look at, okay, miners, that’s a very easy concept. You provide electricity, you have ASICS, you generate Bitcoin. Okay. If you talk to a miner, and we love them all, but they would love to say, or they would love the idea if they could generate Bitcoin without owning an ASIC. That is the dream. And I think that’s what we have with Fold, is the dream of generating Bitcoin without having an ASIC.

So, Will, why don’t you walk us through that?

Will Reeves:

So, Fold for those that don’t know, it’s Bitcoin financial services. So, as more customers seek to integrate Bitcoin into their life, they come to Fold to do a couple things. They want to make sure that every day they have more Bitcoin than they had before. So, that means they’re rewarded on their daily spending. Just yesterday, we launched the ability to earn rewards when paying your mortgage, your credit card bill, your rent. And additionally, you can buy Bitcoin, you can save in it. And the idea is we are providing the banking services of the future. You know what we have looked at in the last five years, we’ve given over $45 million in Bitcoin to our customers. If we had delivered those same rewards in cash, we would’ve just barely given away 20 million.

Bitcoin has very directly impacted the lives of our customers in a very positive way. It’s increased their purchasing power, it’s increased their savings, and honestly, it’s increased their understanding of how they can adopt Bitcoin more deeply.

And so, when you look at our customers, they tend to be younger, 35. They’re at the cusp of some of the most important financial decisions of their lives. They’re starting families. They’re buying cars. They’re out buying homes. They’re starting businesses. And increasingly, they’re asking us, “Hey, we need you to fulfill all the other aspects of our life.” And so, we have an extremely robust roadmap ahead to offer credit to fulfill those dreams, more ways to fulfill those future needs.

And the whole idea is that we’re developing these products with the idea that it leaves our customers in a better place and it leaves our treasury with more Bitcoin than we had the day before. And again, to Andrew’s point, Fold started with how can we create a business model that’s completely aligned with our customers and create a virtuous cycle where we’re growing together as the network of Bitcoin grows. And so far, we have such a massive headstart on any of the other traditional movers who could serve this, but they don’t, because don’t understand that insight, they don’t understand that customer, and they haven’t built that technology. And we’ve been spending the last five years very diligently serving that group.

Jonathan Kirkwood:

That’s a great point, about there are businesses that are far larger than Fold, that have products that are similar to Fold, but except they don’t have the one key piece of providing a passive way to earn Bitcoin, because they haven’t gotten over the hump that Bitcoin is here, Bitcoin is good, Bitcoin has a competitive advantage. And the sooner you adopt it, the acceleration that you’re going to feel from adopting Bitcoin.

And Andrew, you’ve been in the traditional finance world your adult career. Is there something that you could boil down, one to two points on why that is? Or from your perspective, why is it that we here in this room, adopting Bitcoin, you adopting Bitcoin that we’re seeing this, and why it’s this large competitive advantage, and how long do we have with this competitive advantage?

Andrew Hohns:

I mean, I think we’ve got two or three cycles still. There are a lot of people that are closet Bitcoiners, but they don’t want to fight the fight from nine-to-five, and the incentives that they have within their job, they’re just not there for it in a professional sense. They’re on a good trajectory. They don’t want to upset the apple cart.

Then you have other institutions where there are people that are there that are willing to raise it, but they’re somehow stymied by the institutional structure, because you have an investment committee and it’s meeting quarterly and Bitcoin is too volatile and there’s one person who’s sniping all the time and you don’t want to have to deal with the internal politics of that.

And then, sometimes Bitcoin doesn’t do itself favors. And of course, it’s an open source network, so there’s no way to control it. There’s no central HQ where the talking points about Bitcoin are sent out to everybody who’s on a stage somewhere. And there are dozens of talks like this that are happening right now throughout Nashville, throughout Tennessee, throughout the U.S., throughout the world, and they’re not monitored. They’re not quality controlled. But somebody earlier said, “Oh, Kim Jong Jack, he gives his perspective.” And anyone who knows Jack loves him. But if you don’t know him and you hear him for the first time, you could say, “Is this really for me? I’m not so sure.” Especially if you’re coming from a traditional environment where that style is not present. But the thing about Bitcoin is that it’s finite. And so, if you choose to turn away from it, meanwhile back in Bitcoinland, it’s just getting rarer and rarer and scarcer and scarcer and the people that have adopted it are growing. And so, more people are seeing that effect. And I think that that’s driving more institutions to take it seriously.

Plus on top of which the maturation of the products that are available in the space are so useful. You look at the rewards product that we’re offering, but many other products as well. You look at what Jack is doing with cheaply sending money to 101 countries around the world. You look at the possibilities of sat streaming, people that are using Bitcoin to balance the electrical grid, on and on.

And so, I think it’s the combination of the useful practical applications, the clearly daunting sense of increased depreciation of local currency, money printer. I mean, neither Biden nor Trump answered the first question in the debate, but the first question in the debate that happened, the only one that... I mean, Kennedy didn’t answer it either in the real debate, he used it to introduce himself. But the first question was, “Inflation is raging, what are you going to do about it?” And so, it’s become a really present factor. And you see these TikTok videos, people in their cars or at the checkout aisle and the awareness of that together with the clear solution that Bitcoin presents, its usefulness. We have a critical mass. And so, the question for everyone is, “Just come on in. The water’s nice.” I mean, it’s nice.

Jonathan Kirkwood:

Yes, we have nice orange water, come and drink from it. And so, it brings us back to where we are with Fold. You have a passive way to earn Bitcoin. I mean, you can have your airline miles, you can have your Starbucks points. Starbucks cut their points in half about a year and a half ago. You had your travel miles fly you shorter. And yet Bitcoin is this finite asset that you can accumulate by just participating and living your life. You don’t have to kind of make the decision, “Am I allocating 5% of my net worth? 10%? I can just accumulate Bitcoin.”

And Will, why is it that that’s a kind of unique take that you brought to Fold and that because of this unique take Fold now is ready to go into this public market?

Will Reeves:

I think the first insight that we had when we were starting at Bitcoin 2019 was how can we create the easiest and most accessible way to access Bitcoin just to start learning because that has traditionally been the largest and biggest hurdle for you to access new customers.

And rewards, not only from my previous background, but I knew was an incredible way to do that. Not only it’s one of the most widely participated in financial products out there, almost every household has three or four rewards programs that they’re participating in. And so, we saw this as an incredible avenue to introduce Bitcoin in a way that removes all of the risk.

And what we quickly saw was as years went by, some of our customers have earned more Bitcoin in their rewards when they’re spending than they had in their savings accounts when they started. These types of concrete experiences with the power of Bitcoin, where you’re not only thinking about Bitcoin, but you’re also thinking about, “What’s wrong with my money? What’s wrong with my dollars? What’s wrong with my savings? Why am I not moving ahead?” And so, it starts that journey of education, where they find themselves going deeper and deeper.

And this is why we have been right there at the beginning to say, “Okay, you’re ready. You’re earning rewards. Now, let’s get you saving in Bitcoin. Let’s get regular roundups. Let’s get you investing in Bitcoin. Let’s get you paid in Bitcoin. Let’s allow you to even spend or leverage your Bitcoin for other things that are going to increase your purchasing power, increase your savings.” And there’s not many financial products out there that do that today.

And so, when I think of Fold as a public company that’s bringing the story of Bitcoin directly to a much broader, bigger stage, this product is perfect for it. It allows everybody to participate with an extremely low barrier to entry. And at the end of the day, the incentives are aligned. We’re going to leave you with more Bitcoin than you started with and the company will too, and that’s only going to benefit our customers and our shareholders over the long run.

Jonathan Kirkwood:

Earning more Bitcoin. Love it.

Will Reeves:

There’s an innovator’s dilemma here of sorts. You look at even the competition of rewards and points. Airlines are essentially fronts for credit card companies that give airline miles. The points and other rewards alternatives are so tied to their specific business model that even going outside to offer Bitcoin doesn’t even make sense.

Will Reeves:

Even going outside to offer Bitcoin doesn’t even make sense with their existing business. And so there’s a little bit of a moat there. That’s also why I think we’ve been able to operate for so long without any major competition jumping in. But this secret is going to get out, and this is why I think us getting to the public markets, telling the story on a bigger stage, getting access to more and more resources to do this, this is just the right time. And it’s coinciding with a moment that I think we’re at an inflection point with everyday consumers starting to question what is wrong with the money and Fold and Bitcoin presenting a really great alternative answer.

Andrew Hohns:

Everyday consumers have been questioning that and those that have been questioning it longer who have found themselves to Bitcoin earlier have actually built up quite a significant amount of capital resources in US dollar terms measured in Bitcoin. And if you put yourself in the shoes of that individual who perhaps has accumulated 50 million SATs or a Bitcoin or three Bitcoin, and they say, “Okay, I’m ready to buy a house. I’m ready to buy a car. I’m ready to make this small business investment,” and they’re faced with the decision, “Do I sell my Bitcoin and pay capital gains taxes in order to do this other thing that is very important to my life?”

That’s not a great decision. It means that they’re first of all selling their Bitcoin and secondly, paying the capital gains taxes or what? What do I do? Do I borrow against it and how? And if you do borrow against it, now most of the option that you have is continuous liquidation, high teens interest rate, the kind of financing facility that could keep you up at night and with good reason because Bitcoin is volatile in the short run, not withstanding the broader trajectory over the medium term.

And so thinking about Fold as a home for people that have Bitcoin to capitalize on its ability to achieve these medium term or longer term financial objectives by introducing it as a portion of a collateral package and delivering financing terms that are more flexible on interest rate, more flexible on amortization, can be tailored to the lifestyle of the individual where the individual can obtain that customized financing by offering a willingness to share in the appreciation of the Bitcoin over the medium term, over the long term. That just allows for remarkable transformation of time preference in a way that matches humans and our needs right? Because you’re at different points in your life. Maybe you’re at the point in your life where you need a larger home because your family is growing. Maybe you’re at the point in your life where you need to invest in your business because there’s a business opportunity or you need a replacement car.

You recognize that you’d like to hold Bitcoin for 40 years, but if you wait those 40 years, that moment where you needed the larger home for your growing family, that will be passed because they’ll be living on their own or the moment where you had to invest in your business, that opportunity will be passed. And so by providing a home, a center where these kinds of financial objectives can be satisfied while still holding onto the Bitcoin, to me, that’s an extremely compelling flywheel that’s being generated. And you layer on top of that, of course, the rewards, you layer on top of it the better savings technology, the merchant boosts. I mean, imagine in the future, Fold, small business alliance or something like that where Bitcoin driven companies are part of a network where if you shop there, you’re stacking more rewards, these kinds of developments I think really point to the potential why at Emerald, we were so enthusiastic about this opportunity.

Jonathan Kirkwood:

We started out talking that Bitcoin is reintroducing a true pricing mechanism to the market where unlike fiat that is infinitely created with no input of energy, it takes energy to acquire Bitcoin. And because of that, we say Bitcoin is the great aligner of incentives. And I can’t think of a better company or opportunity that we have right now with Fold that has an alignment of incentives. Their goal is to put more Bitcoin in the pocket of their customers every day, and by doing that, they’re able to keep more Bitcoin in their treasury. That’s an alignment of incentives. That is the first pure play Bitcoin financial services company in the public market. And with that, we’ll open it up to questions. Don’t be shy.

Speaker 1:

How long of a roadmap do you think it’s going to be for this financing option like lending [inaudible 00:29:34] Bitcoin?

Will Reeves:

Yeah, we know this is access to Bitcoin collateralized loans and credit opportunities and mortgages and auto loans. We know that 65% of our users today say they’re going to need that in the near term. We know that in the market this is a deeply underserved option. I am constantly surprised that not only do we have very few options, but the options that we have, I don’t believe already for mass market. Andrew mentioned putting up your Bitcoin, getting a collateralized loan and worrying about a margin call at every moment is an extremely anxiety producing thing that I don’t think is a mass market ready product. We started off with Grant talking about their first investment, then they took a loan on their Bitcoin and they nearly got margin called. And that is just something that-

Jonathan Kirkwood:

We got margin called.

Will Reeves:

Yeah, okay. Well, they did. So it is a thing that when as Fold we’ve always... we’ve said, “Yes, we’re a Bitcoin company, we’re trying to be at the cutting edge of delivering these products and services, but it has to be ready for your friends, your family, your parents to be able to use.”

And traditional products around this are just not serving that need. And so we are absolutely working now to fulfill that. We are building those plans and we hope that in the near term this coming year that we’ll start to see some of these come to market. And we’ve been able to publish some of our roadmap as a result of this announcement, a credit card, which is something I know one of our products that our customers want deeply is on the way in 2025. We have native bill pay, we have business accounts that essentially allow you to run your business on Bitcoin, earning Bitcoin rewards into your treasury, buying Bitcoin into your treasury, essentially doing what we’re doing as a company and allowing every single small business or large business to do exactly what we have done. We’ve built a product to do that. And again, it’s day one, this thing needs to be mass market ready. It needs to not include some of the more challenging user experience problems that have been historically associated with Bitcoin. And I think Fold is going to solve a lot of those very quickly.

Speaker 2:

Hey, Will, can you just speak to your, I guess, the philosophy regarding custody like in regards to those other products on the roadmap and how does that sort of fit in your mind? How do you see Fold addressing that?

Will Reeves:

It’s a great question. I think at the underlying question of all businesses in Bitcoin is what’s the custody strategy? What is your approach? Because I believe it is a philosophical approach and Fold, because we have been at the, I think almost at the very top of the funnel of new Bitcoin adopters coming into the space, we’ve been able to see the lifecycle of their needs. Day one, when you go and introduce your brother, sister, friend to Bitcoin and they earn their first Bitcoin rewards, you don’t really want to necessarily introduce them to the idea of private keys to secure 50 cents of Bitcoin. That idea, that hurdle is just too high. So there is absolutely a place for a strong custodial models. And we have partnered with BitGo to do that, which is one of the leaders in Bitcoin custody. They provide a model that allows us to actually offer insurance on that Bitcoin, additional that allows it to grow with the amount of Bitcoin they have.

But we do know that’s only adequate for up until a certain point. In the history of crypto writ large, we’ve seen many cases where the actual custodial model is the undoing of the entire thing, and we don’t intend to be part of that history at all. And so we have been working on several different custody models and including allowing you to take custody of your own keys directly with a singlesig or in a collateralized lending environment to have multi-party signatures. And I think what it comes down to is what is the use case and at what stage of the user journey are we addressing? And that will lead you to the proper custody solution.

Jonathan Kirkwood:

Eric.

Eric:

Hey, Will. How’s it going? Thanks for coming. I mean, unbelievable to identify a market that is just so ingrained in society, miles points. It’s a wonderful way for the general mass market to get into Bitcoin. So thank you for everything that you’ve done for the industry. That being said, I’m really big on points. I own operate businesses. It pays for my travel, my everything. How does your value measure up to the current offering? Obviously Bitcoin appreciates, but it’s volatile. I mean, have you done that type of analysis and how do you get that message out to your future customer base as you go public?

Will Reeves:

That’s a great question. So today Fold is a FDIC insured checking account. It’s attached with a debit card on it, and we offer rewards on that debit card. What sets us apart is we do that in Bitcoin, but what also sets us apart is on day one Fold is two times higher rewards than the leading cashback debit card rewards card. So on day one Fold outcompetes any other debit card on the market that is giving cash. In the long term, as we said earlier, if we distributed our rewards, we would only give in just about 20 million to our customers. Because we did it in Bitcoin, it’s 45 million at current prices.

Now, when we think about rewards, people are very particular about rewards. It’s like you said, it’s an extremely culturally ingrained subject. And when we think about high-end credit cards, those may offer the ability to earn higher rewards in their specific currency of choice. But that all goes away when Fold launches our own rewards card. And we aim to do two things, not only be competitive day one with the products that we launch, but outcompete them even more over the long haul. And so that’s a philosophy we take with...

Will Reeves:

... even more over the long haul. And so that’s a philosophy we take with any new product we launch, not only to be mass market ready, but to compete with the existing incumbents, day one and number three, let Bitcoin do its thing which will naturally outcompete them over the long haul. So, the credit card I think is going to be a very exciting new development, but as it stands today, it’s hard to beat the full debit card when you’re talking about debit card rewards.

Andrew Hohns:

There’s a lot of possibilities for rewards as well. When you really start to think about it, you get these airline rewards and you get a few when you fly, or maybe you have your credit card, but you can’t actually convert it into a ticket until you have 80,000 miles or 120,000. And then it turns out that flight’s not available. And the one that you can take leaves at 4:00 in the morning and it arrives 26 hours later and it’s like you hold onto them, you hold onto them, and then meanwhile they depreciate.

And I was flying recently with a colleague from the Middle East back to the United States, and they said, “Hey, would you like to upgrade from one class of service to the next? That’ll be the equivalent of $800 in rewards.” And he said, “Well, it’s going to be a long time before I build up enough rewards to buy a unit ticket, like a round trip flight. This is a good use as any, I may as well do it.” And so he did it. He had a nice flight, it lasted 14 hours. You can ask him about it, he’s here. But I said to him afterwards, I was like, “Look, would you have rather done that or would you have accepted $600 worth of Bitcoin and just stayed in the class of service that you had purchased?” And he’s like, “I would’ve taken the Bitcoin.”

And so you start to think about that across all these different programs, Starbucks points, famously devalued. Airlines, closed systems, and you open it up to the possibility of Bitcoin and the ability to save in Bitcoin, and then the ability to do something more with the Bitcoin like fund a credit line, credit card, or if you have enough, a more longer term loan for adorable good, that becomes an extremely compelling offer for a business owner and for a consumer.

Jonathan Kirkwood:

Hank.

Hank:

Thanks. Incredibly exciting announcement this morning, and you guys are going to be the first movers as a publicly traded Bitcoin financial services company. Andrew, we’ve spent particularly a lot of time talking about financing. This is going to open up new capital sources and new financing options. We’ve seen a lot of action there in the last 12 months. Can you guys just talk about the financing strategy going forward as a public company?

Will Reeves:

Well, I like to talk a lot about the flywheel and how just built something totally unique. That we earn Bitcoin alongside of our customers every single day, and that puts us both in a better position. But there’s no doubt that taking this step is going to open up tremendous opportunity for us, not only to execute on playbooks that have been well-tried, but also we have already seen the outpouring of support and demand for capital providers to actually participate in this with us.

And so I think we will have many options at our disposal, especially given the uniqueness of the business and the ability for a truly new debut story to tell. It’s not like we’re starting this story as an existing public company. We get to reframe how this works. And I am very grateful for the playbooks that are already out there and we intend to be very aggressive in that state. I don’t know if John or Andrew, you have anything to add there?

Andrew Hohns:

Yeah, I mean, I guess that I’ll say a couple of things, Hank. Earlier, Will referred to Wall Street, the heart of the fiat markets. I actually like to think of it as the heart of the capital markets. And this is a capital intensive opportunity that we have because we are poised to serve the long-term capital needs of a young, affluent, growing consumer group. But not only young, also middle, also older. I mean, across every sector, every different scope of the economy. And it’s a completely underserved market right now. There’s no one that is offering on-brand, fit for-purpose, Bitcoin-driven financial services in a meaningful way for consumers, for businesses, for anybody.

So, our ability to fill that and then pull in partners from the traditional capital markets such as investment banks, some of whom are here in the room today, and other institutions that are able to use techniques that have been well-established, we’re certainly going to be tuned into all of those. And then when you add on top of it some of these new approaches that are made possible by Bitcoin, where MicroStrategy has paved the way in such a compelling manner, we’re certainly completely tuned in to that mode of execution as well.

Jonathan Kirkwood:

All right. Oh, got one more.

Speaker 3:

[inaudible 00:41:42]. Excellent timing, love this philosophy around building everything for the mass market. Obviously there are upmarket, there’s affluent consumers, but love to hear more about the road map to go from where you guys are right now to being a dominant financial services firm. Not just a Bitcoin firm, but having the actual masses come to you guys. So, what is that customer acquisition roadmap for them to come to you?

Will Reeves:

That’s a great question. I think the way I would approach that is going back to the founding kind of product philosophy that we have at Fold, is that we don’t launch products that can’t be used day one by a mass market. And what I mean by mass market means someone with very low education about Bitcoin itself. And when we think about Fold as a financial platform to conduct your daily and monthly financial needs, we will be rapidly building into some of the down the funnel credit products that we have just spoken to, credit cards, loans and things like this. But it’s important to us that we structure these in ways that don’t require high Bitcoin education or in some ways that don’t require Bitcoin education at all, or not having Bitcoin at all.

We would like to be able to offer people superior to terms, and we are in the background using Bitcoin as a asset to make these products better and serve a mass market. Even if they don’t have Bitcoin, even if they don’t understand Bitcoin, we can imbue Bitcoin into these to create something that not only is very attractive for borrowers, but also lenders, bringing these two markets together.

You think about these allocators who are supporting these credit facilities over multi-year periods of time, and they’re not thinking at all about the underlying inflation that’s going to hit them. And maybe they come out break even at best. But Bitcoin truly allows us to bring these two markets together in a way that both don’t really even have to engage with Bitcoin directly. And I think we’re just going to ultimately be able to market better terms, better value propositions that are going to be truly mass market from day one. It’ll be a better way to conduct your financial life.

Andrew Hohns:

A hundred percent, or maybe 21,000,000% because it’s like if anybody in this room has a suggestion about how we can improve these products, we are all ears, right? This is a company that’s offering financial services by Bitcoiners for Bitcoiners. And going back to an earlier question from today, how come not everybody in the traditional world has adopted this? I was just reflecting, I was on a call earlier this week where someone said, “Oh, you know the way that you need to get this thing going.” Not Fold, but another strategy that blends Bitcoin with credit. They say, “Oh, the way that you need to get this going is you have to sort of sneak it in. You have to put the Bitcoin in a way that it won’t be so prominent. And then people, they won’t have to make the case, their investment committee.”

And that might actually be smart advice, I guess, but it’s not the approach that we have in mind. Not at all. This is not Bitcoin products through the side door. This is Bitcoin products through the front door, and not only is it through the front door, but the front door is open and we want to fill the room, as this room has been bursting at the seams all day. We want to fill the room with people that are looking for these products. And when we do do that, I think that the ability to be the financial services company of tomorrow is going to be ultimately chosen by people with their feet.

It’s going to be chosen by the customers that are coming for financial services that have much higher value add, are much more better suited to building stable long-term wealth and accomplishing tangible goals for their family, for their business, for themselves, for their communities. And I think that, I mean, Will and Jonathan are just, like I said at the top of this, I’m just very grateful to have the opportunity to build this out with this team.

Jonathan Kirkwood:

Very grateful for the opportunity. We’re all very early to Bitcoin. We’re very early to Fold and its journey and the fact how early we are, this is the first talk that Will has given on fold after making this announcement. So, just everyone, let’s give a warm thank you for Will.

And thanks everyone for coming to 1031 Tribe Event. As mentioned, the seedling of this venture started a year ago at a 1031 Tribe Event. So look around, there’s going to be people in this room that you could be having a venture with in one year, two years from now. Bitcoin is fertile fields and it’s proof of work. Whatever you put into it, you’re going to get back tenfold.

Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold and FTAC Emerald. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this filing includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FTAC Emerald; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this report. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this press report. Accordingly, undue reliance should not be placed upon the forward-looking statements.